UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Syms Corp.

(Name of Issuer)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

871551107

(CUSIP Number)

Mr.  James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

January 2, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:[ ].

(Continued on following pages)

(Page 1 of 41 Pages)

CUSIP No. 871551107	Page 2 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	266,376
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	266,376
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
266,376

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.81%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 3 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	266,376
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	266,376
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
266,376

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.81%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 4 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	136,117
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	136,117
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,117

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.93%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 5 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	136,117
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	136,117
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
136,117

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.93%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 6 of 41 Pages

1)	NAME OF REPORTING PERSON

Benchmark Opportunitas Fund plc

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

7) SOLE VOTING POWER
NUMBER OF	46,863
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	46,863
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,863

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.32%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 871551107	Page 7 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	46,863
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	46,863
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,863

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.32%

14)	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 871551107	Page 8 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	451,590
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	451,590
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
451,590

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.08%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 9 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	451,590
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	451,590
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
451,590

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.08%

14)	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 871551107	Page10 of 41 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	900,946
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	900,946
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,946

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.14%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 11 of 41 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	900,946
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	900,946
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,946

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.14%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 871551107	Page 12 of 41 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	900,946
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	900,946
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
900,946

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.14%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 871551107	Page 13 of 41 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	17,200
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	17,200
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,200

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 14 of 41 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	17,200
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	17,200
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,200

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 15 of 41 Pages

1)	NAME OF REPORTING PERSON

Ronald J. Gross

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	17,200
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	17,200
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,200

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 871551107	Page 16 of 41 Pages

1)	NAME OF REPORTING PERSON

Esopus Creek Value L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	405,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	405,000
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
405,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.76%

14)	TYPE OF REPORTING PERSON
PN

CUSIP No. 871551107	Page 17 of 41 Pages

1)	NAME OF REPORTING PERSON

Esopus Creek Advisors LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	405,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	405,000
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
405,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.76%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 871551107	Page 18 of 41 Pages

1)	NAME OF REPORTING PERSON

Andrew L. Sole

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	57,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	405,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	57,000
WITH
10) SHARED DISPOSITIVE POWER
405,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
462,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.15%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 871551107	Page 19 of 41 Pages

1)	NAME OF REPORTING PERSON

Joseph S. Criscione

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	49,700
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	405,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	49,700
WITH
10) SHARED DISPOSITIVE POWER
405,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
454,700

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.10%

14)	TYPE OF REPORTING PERSON
IN

Page 20 of 41 Pages

This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2007, as amended by that certain Amendment No. 1 filed with the SEC on October 29, 2007 (collectively the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.05 per share (the "Common Stock"), of Syms Corp., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at Syms Way, Secaucus, New Jersey 07094.

Item 2.	Identity and Background.

Item 2(a) - (c) of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, Esopus Creek Value L.P., Esopus Creek Advisors LLC, Andrew L. Sole and Joseph S. Criscione (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of December 31, 2007, the Reporting Entities are the beneficial owners of, in the aggregate, 1,429,846 shares of Common Stock, representing approximately 9.74% of the shares of Common Stock presently outstanding.

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Benchmark Opportunitas Fund plc is a public limited company incorporated under the laws of Ireland as an investment company. The principal business of Benchmark Opportunitas Fund plc is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Benchmark Opportunitas Fund plc is Styne House, 2nd Floor, Upper Hatch Street, Dublin 2, Ireland. The directors of Benchmark Opportunitas Fund plc and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

Page 21 of 41 Pages

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The investment advisor of Benchmark Opportunitas Fund plc is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Benchmark Opportunitas Fund plc. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors II, LLC. Barington Offshore Advisors II, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors II, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors II, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the Managing Member of Barington Offshore Advisors II, LLC.

Barington Companies Investors, LLC, Barington Companies Advisors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James A. Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Page 22 of 41 Pages

RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal business and principal office of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald J. Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

Esopus Creek Value L.P. is a Delaware limited partnership. The principal business of Esopus Creek Value L.P. is investing on behalf of institutions and high net worth individuals. The address of the principal business and principal office of Esopus Creek Value L.P. is 500 Fifth Avenue, Suite 2620, New York, New York 10110.

The general partner of Esopus Creek Value L.P. is Esopus Creek Advisors LLC. Esopus Creek Advisors LLC is a Delaware limited liability company. The principal business of Esopus Creek Advisors LLC is serving as the general partner of Esopus Creek Value L.P. The address of the principal business and principal office of Esopus Creek Advisors LLC is 500 Fifth Avenue, Suite 2620, New York, New York 10110. Andrew L. Sole and Joseph S. Criscione are each managing members of Esopus Creek Advisors LLC.

The principal occupation of Andrew L. Sole and Joseph S. Criscione is serving as portfolio managers to Esopus Creek Value L.P. and other affiliated entities. The business address of each of Andrew L. Sole and Joseph S. Criscione is c/o Esopus Creek Advisors LLC, 500 Fifth Avenue, Suite 2620, New York, New York 10110.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Item 2(d) - (f) of the Statement is hereby amended and restated as follows:

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jim Cleary, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland, Andreas Jeschko, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, Karen Kisling, a director of Benchmark Opportunitas Fund plc, who is a citizen of Austria, and Carl O’Sullivan, a director of Benchmark Opportunitas Fund plc, who is a citizen of Ireland.

Page 23 of 41 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Esopus Creek Value L.P., Andrew L. Sole and Joseph S. Criscione beneficially own 405,000, 57,000 and 49,700 shares of Common Stock, respectively. The amount expended for such purchases was approximately $6,677,497.57 by Esopus Creek Value L.P., $940,808.79 by Andrew L. Sole and $609,096.62 by Joseph S. Criscione.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On January 2, 2008, James A. Mitarotonda, the Chair the Reportman and Chief Executive Officer of Barington Capital Group, L.P., and Andrew L. Sole, a managing member of Esopus Creek Advisors LLC, sent a letter (the “Letter”) to the Board of Directors of the Company on behalf of the Reporting Entities. The Reporting Entities request that the Board reconsider its recent decision to deregister the Common Stock under the federal securities laws and delist from the New York Stock Exchange, asing Entities believe such actions would destroy shareholder value for the Company’s public stockholders. The Reporting Entities would like to meet with the Company’s independent directors as promptly as possible to discuss their concerns in further detail.

Depending on various factors including, without limitation, the willingness of the Company’s independent directors to meet with and consider suggestions of the Reporting Entities, the Company’s financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, communicating with other stockholders concerning issues pertaining to their mutual interest, commencing litigation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in this Item 4. A copy of the letter is attached as Exhibit 99.3 hereto and incorporated herein by reference.

On January 2, 2008, Barington Capital Group, L.P. and Esopus Creek Advisors LLC issued a press release announcing that they had sent the Letter to the Board of Directors of the Company on behalf of the Reporting Entities. A copy of the press release is attached as Exhibit 99.4 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) of the Statement is hereby amended and restated as follows:

(a) As of December 31, 2007, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 266,376 shares of Common Stock, representing approximately 1.81% of the shares of Common Stock presently outstanding based upon the 14,681,179 shares of Common Stock reported by the Company to be issued and outstanding as of September 25, 2007 in its Form 10-Q filed with the SEC on October 5, 2007 (the “Issued and Outstanding Shares”).

Page 24 of 41 Pages

As of December 31, 2007, Barington Investments, L.P. beneficially owns 136,117 shares of Common Stock, representing approximately 0.93% of the Issued and Outstanding Shares. As of December 31, 2007, Benchmark Opportunitas Fund plc beneficially owns 46,863 shares of Common Stock, representing approximately 0.32% of the Issued and Outstanding Shares. As of December 31, 2007, Barington Companies Offshore Fund, Ltd. beneficially owns 451,590 shares of Common Stock, representing approximately 3.08% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 266,376 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 1.81% of the Issued and Outstanding Shares. As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 0.93% of the Issued and Outstanding Shares. As the investment advisor to Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC may be deemed to beneficially own the 46,863 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing approximately 0.32% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd. Barington Offshore Advisors II, LLC may be deemed to beneficially own the 451,590 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. representing approximately 3.08% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Offshore Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 266,376 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 46,863 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 451,590 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 900,946 shares, representing approximately 6.14% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 266,376 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 46,863 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 451,590 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 900,946 shares of Common Stock, representing approximately 6.14% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 266,376 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 46,863 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 451,590 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 900,946 shares of Common Stock, representing approximately 6.14% of the Issued and Outstanding Shares. Mr. Mitarotonda has sole voting and dispositive power with respect to the 266,376 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 136,117 shares of Common Stock beneficially owned by Barington Investments, L.P., the 46,863 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc and the 451,590 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Page 25 of 41 Pages

As of December 31, 2007, RJG Capital Partners, L.P. beneficially owns 17,200 shares of Common Stock, representing approximately 0.12% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 17,200 shares owned by RJG Capital Partners, L.P., representing approximately 0.12% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 17,200 shares owned by RJG Capital Partners, L.P., representing approximately 0.12% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 17,200 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of December 31, 2007, Esopus Creek Value L.P. beneficially owns 405,000 shares of Common Stock, representing approximately 2.76% of the Issued and Outstanding Shares. As of December 31, 2007, Andrew L. Sole beneficially owns 57,000 shares of Common Stock representing 0.39% of the Issued and Outstanding Shares. As of December 31, 2007, Joseph S. Criscione beneficially owns 49,700 shares of Common Stock representing 0.34% of the Issued and Outstanding Shares. As the general partner of Esopus Creek Value L.P., Esopus Creek Advisors LLC may be deemed to beneficially own the 405,000 shares of Common Stock beneficially owned by Esopus Creek Value L.P., representing approximately 2.76% of the Issued and Outstanding Shares. As managing members of Esopus Creek Advisors LLC and as portfolio managers to Esopus Creek Value L.P., each of Andrew L. Sole and Joseph S. Criscione may also be deemed to beneficially own the 405,000 shares of Common Stock beneficially owned by Esopus Creek Value L.P. constituting 462,000 and 454,700 shares of Common Stock, respectively, representing approximately 3.15% and 3.10% of the Issued and Outstanding Shares, respectively. Andrew L. Sole and Joseph S. Criscione share the power to vote and to direct the vote and the power to dispose and to direct the disposition of the 405,000 shares of Common Stock beneficially owned by Esopus Creek Value L.P. Andrew L. Sole has sole voting and dispositive power with respect to the 57,000 shares of Common Stock beneficially owned by him. Joseph S. Criscione has sole voting and dispositive power with respect to the 49,700 shares of Common Stock beneficially owned by him.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b)          Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that Messrs. Sole and Criscione have shared authority to vote and dispose of the shares reported as beneficially owned by Esopus Creek Value L.P. and Esopus Creek Advisors LLC.

Page 26 of 41 Pages

Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)          Information concerning all transactions in shares of Common Stock effected by Esopus Creek Value L.P. and Andrew L. Sole within the 60 days prior to December 31, 2007 are described in Schedule IV attached hereto and incorporated herein by reference. There were no transactions in Common Stock effected by (i) Esopus Creek Advisors LLC and Joseph S. Criscione within the 60 days prior to December 31, 2007 and (ii) the other Reporting Entities since the filing of the Statement.

Item 7.	Material to be Filed as Exhibits.

99.2

Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Investments, L.P., Barington Companies Advisors, LLC, Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC, Barington Capital Group, L.P., LNA Capital Corp., James A. Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald J. Gross, Esopus Creek Value L.P., Esopus Creek Advisors LLC, Andrew L. Sole and Joseph S. Criscione dated January 2, 2008 (which supersedes and replaces the Agreement of Joint Filing dated May 18, 2007, as previously filed as Exhibit 99.1 to the Schedule 13D filed with the SEC on May 21, 2007).

99.3

Letter, dated January 2, 2008, from James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P., and Andrew L. Sole, a managing member of Esopus Creek Advisors LLC, to the Board of Directors of the Company.

99.4	Press Release issued by Barington Capital Group, L.P. and Esopus Creek Advisors LLC, dated January 2, 2008.

Page 27 of 41 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:	January 2, 2008

BARINGTON COMPANIES EQUITY
PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES ADVISORS, LLC.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BENCHMARK OPPORTUNITAS FUND PLC
By: Barington Offshore Advisors, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

Page 28 of 41 Pages

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

Page 29 of 41 Pages

RJG CAPITAL PARTNERS, L.P.
By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross
Name: Ronald J. Gross
Title: Managing Member

/s/ Ronald J. Gross
Ronald J. Gross

ESOPUS CREEK VALUE L.P.
By: Esopus Creek Advisors LLC, its general partner

By: /s/ Andrew L. Sole
Name: Andrew L. Sole
Title: Managing Member

ESOPUS CREEK ADVISORS LLC

By: /s/ Andrew L. Sole
Name: Andrew L. Sole
Title: Managing Member

/s/ Andrew L. Sole
Andrew L. Sole

/s/ Joseph S. Criscione
Joseph S. Criscione

Page 30 of 41 Pages

SCHEDULE I

Directors of Benchmark Opportunitas Fund plc

Name and Position	Principal Occupation	Principal Business Address

Jim Cleary Director	Principal of Cleary Consulting	Oriel, 25 Revington Park, North Circular Road, Limerick, Ireland

Andreas Jeschko Director	Chief Executive Officer of Benchmark Advisory Limited and Benchmark Capital Management GmbH	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Karin Kisling Director	Chief Investment Officer of Benchmark Advisory Limited	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Carl O’Sullivan Director	Partner, Arthur Cox	Earlsfort Centre Earlsfort Terrace Dublin 2 Ireland

Page 31 of 41 Pages

SCHEDULE II

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda Director and President	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Director	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jonathan Clipper Director	Managing Director of Bedford Management Ltd	7 Reid Street, Suite 108 Hamilton HM11, Bermuda

Graham Cook Director	Director/Manager, Corporate Services of Byson Financial Services, Ltd.	Bison Court P.O. Box 3460 Road Town, Tortola British Virgin Islands

Citigroup Fund Services, Ltd. Secretary	Fund Administration	Washington Mall 1, 3rd Flr. 22 Church Street Hamilton HM11, Bermuda

Seth I. Berman Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 32 of 41 Pages

SCHEDULE III

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Seth I. Berman Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Page 33 of 41 Pages

SCHEDULE IV

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by Esopus Creek Value L.P. and Andrew L. Sole within the 60 days prior to December 31, 2007. All transactions were effectuated in the open market through a broker.

Shares purchased by Esopus Creek Value L.P.

Date	Number of Shares	Price Per Share	Cost (*)
11/23/2007	(1,300)	$15.200	($19,760.00)
11/26/2007	(1,000)	$15.107	($15,107.00)
11/26/2007	2,100	$15.334	$32,201.00

Shares purchased by Andrew L. Sole

Date	Number of Shares	Price Per Share	Cost (*)
11/13/2007	5,000	$14.930	$74,650.00
12/27/2007	4,000	$14.505	$58,020.00

(*)	Excludes commissions and other execution-related costs.